

Mail Stop: 3561

February 13, 2017

Via E-Mail
Mr. Joseph Ragan
Chief Financial Officer
Ferroglobe PLC
2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER

     Re: Ferroglobe PLC
            Form 20-F for the Fiscal Year Ended December 31, 2015
            Response Dated January 6, 2017
            File No. 001-37668

Dear Mr. Ragan:

We have reviewed your January 6, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Financial Statements

6. Segment reporting, page F-26

1.   We note your response to comment 2 and would like to better understand how you determine your reportable segments. Please address the following items:

- You indicate that you are currently in the process of integrating the operations of FerroAtlántica and Globe, including activities which may impact the management reporting structure which existed at December 31, 2015. Your response states that the operating segments are identified as each plant location. We note your annual report on page 25 states FerroAtlántica has 20 facilities and Globe has 11 production facilities. With the view of understanding the integrated activities of Globe and FerroAtlántica during the year ended December 31, 2016, please:

- o Clarify how many plant locations you have that are currently considered operating segments. Please also provide us with a list of each of your operating segments.
- o Provide us a copy of the CODM reporting package for the month of November and December 2016. This reporting package should include financial and operational information at the operating segment level. Please clarify if these reporting packages are representative of your operating segments as you continue your integration and if they are representative of the CODM reporting packages you intend to utilize going forward.
- o Provide clarity on your management structure by identifying the segment managers and their position titles, whom the segment managers report to, and the direct reports of each of your COO – Electrometallurgy and Operations Manager - Energy.

- We understand from your response that you have vertically integrated your supply chain and do not materially compete in the mining sector. Tell us how you considered the guidance in paragraph 5 of IFRS 8 and paragraph 79 in Appendix A of the Basis of Conclusions of IFRS 8 in identifying your operating segments. Please identify the components that sell primarily or exclusively to other operating segments, including the nature of the products in each stage of production. Tell us the type of financial information you have available for these components.

- We understand from your response that Solar Photovoltaic is not considered an operating segment as it has not generated any meaningful sales revenues to date. If this business area incurs material costs, tell us how you considered the guidance in paragraph 5 of IFRS 8 in evaluating your operating segments.

- We noted you indicate that the operating segments that make up the Electrometallurgy reportable segment have similar economic characteristics. Please provide a more detailed analysis which supports your view that these operating segments are aggregated on the basis of similar economic characteristics in accordance with paragraph 12 of IFRS 8. In this regard, please provide the following:

- o Demonstrate how these operating segments share similar long term-performance by providing us with the historical and projected revenues, gross profits, operating profits, and segment profit (loss);
- o Explain how regulatory environment impacts the operations of each operating segment. Refer to criteria specified in paragraph 12(e) of IFRS 8;

- o Explain further why you believe the products, production process, customers and methods used to distribute the products are similar to qualify for aggregation.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining